SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2013

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Item 9(b) – Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2013, on the basis of accounting described in Note 1.

As described in Note 1 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles. Our opinion was not modified with respect to this matter.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2013, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charleston, West Virginia

June 27, 2014

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2013	2012
Assets
Cash equivalents	$10	$3
Investments, at fair value	68,497,921	54,816,172
Loans to participants	88,739	55,618

Total assets	68,586,670	54,871,793

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,210)	(133,629)

Net assets available for benefits	$68,561,460	$54,738,164

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2013

Additions
Investment income:
Interest and dividends	$3,019,980

Contributions:
Employees	3,447,665
Employer	1,433,370

Total contributions	4,881,035

Net appreciation in fair value of investments	10,325,771

Total additions	18,226,786

Deductions
Withdrawals and benefits paid directly to participants	4,403,490

Total deductions	4,403,490

Net increase	13,823,296

Net assets available for benefits:
Beginning of year	54,738,164

End of year	$68,561,460

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2013

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are primarily investments in the Federated Prime Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The fair value of cash equivalents approximates cost.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 5 for disclosures related to fair value measurements).

The Federated Capital Preservation Fund is a common collective fund that has underlying investments in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 5). However, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.

1. Significant Accounting Policies (continued)

Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Loans to Participants

The participant loans are measured at their principal balance, plus any accrued but unpaid interest.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Pension Committee (the Committee) is responsible for the general administration of the Plan. United Bank, Inc. is the trustee of the Plan. FASCore, LLC is the record-keeper of the Plan. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Periodically, the Plan has been amended and restated. Effective December 1, 2013, the Plan was amended to change the employee deferral options and the employee rollover contribution options. In addition, the Plan was amended to include details of the merger of Virginia Commerce Bancorp, Inc.’s (Virginia Commerce) 401(k) Plan into the Plan, effective with the Bank Merger Date, which was after the close of business January 31, 2014. There were no amendments to the Plan in 2012. These amendments did not have a material impact on the Plan’s financial statements in 2013.

2. Description of the Plan (continued)

Contributions

Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax basis subject to the Internal Revenue Code’s limitations.

United matches 100 percent of the first 3 percent of the participant’s deferral and 25 percent of the next 1 percent of the participant’s deferral. These matching contributions are made by United on a semi-monthly basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.

Effective December 1, 2013, the Plan added a Roth feature that allows for after-tax contributions. In addition, effective December 1, 2013, participants may roll over funds from IRAs and other Roth elective deferral accounts into United’s 401(k) Plan.

Participants may choose to have their deferral contributions directed to any of 22 investment options, including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1percent. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1⁄2. Benefits payments under the Plan must commence by April 1st of the calendar year following the date a participant attains age 70 1⁄2 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later,

Description of the Plan (continued)

except that distributions for a five-percent owner must commence by April 1st of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59 1⁄2. In addition, distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2013	2012

American Funds Growth Fund of America	$—	$3,989,052
Federated Capital Preservation Fund (at contract value)*	8,838,456	7,602,717
Federated Max-Cap Index Fund	3,609,531	—
Janus Balanced Fund	3,964,660	3,204,021
Riverpark/Wedgewood Institutional Fund	5,122,898	—
United Bankshares, Inc. Common Stock:
Participant-Directed	7,660,680	6,713,612
Non-participant-Directed	17,715,899	13,384,621

*	The fair value of the Plan’s investment in the Federated Capital Preservation Fund was $8,863,666 at December 31, 2013 and $7,736,346 at December 31, 2012.

3. Investments (continued)

During 2013, the Plan’s investments (including investments purchased, sold, and held during the year), appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Shares of registered investment companies	$4,415,162
United Bankshares, Inc. Common Stock	5,910,609

$10,325,771

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

	December 31
	2013	2012

Investments, at fair value:
United Bankshares, Inc. Common Stock	$17,715,899	$13,384,621

Year Ended December 31, 2013

Change in net assets:
Contributions	$1,433,369
Dividends	696,085
Net realized and unrealized appreciation in fair value	4,012,086
Transfers to participant-directed investments	(860,276)
Distributions to participants	(949,986)

$4,331,278

5. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

5. Fair Value Measurements (continued)

The Fair Value Measurements and Disclosures topic in ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are valued at Level 1. Some of the Plan’s investment choices represent funds of funds and are valued at Level 2 because quoted market prices are not available. The value of these types of investments is calculated daily by the fund administrator. The initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.

5. Fair Value Measurements (continued)

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2013 and December 31, 2012:

		Fair Value Measurements at December 31, 2013 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$25,376,579	$25,376,579	$—	$—

Mutual funds
Fixed income funds	4,753,481	4,753,481	—	—
Balanced funds	3,964,660	3,964,660	—	—
Domestic equity funds	19,336,156	19,336,156	—	—
International equity funds	3,579,998	3,579,998	—	—
Target retirement funds	2,623,381	—	2,623,381	—

Common Collective Trust Fund (a)	8,863,666	—	8,863,666	—

Total assets at fair value	$68,497,921	$57,010,874	$11,487,047	$—

		Fair Value Measurements at December 31, 2012 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level) 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$20,098,233	$20,098,233	$—	$—

Mutual funds
Fixed income funds	4,879,748	4,879,748	—	—
Balanced funds	3,204,021	3,204,021	—	—
Domestic equity funds	14,161,226	14,161,226	—	—
International equity funds	2,815,323	2,815,323	—	—
Target retirement funds	1,921,275	—	1,921,275	—

Common Collective Trust Fund (a)	7,736,346	—	7,736,346	—

Total assets at fair value	$54,816,172	$45,158,551	$9,657,621	$—

(a)	This category is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

6. Benefits Payable

Participants elected to withdraw $3,711 and $483 as of December 31, 2013 and 2012, respectively. These amounts were approved and processed for payment but were not paid as of the respective year-end.

7. Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $10 and $3 as of December 31, 2013 and 2012, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$68,561,460	$54,738,164
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	25,210	133,629

Net assets available for benefits per the Form 5500	$68,586,670	$54,871,793

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan received an updated determination letter from the Internal Revenue Service dated June 2, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

9. Income Tax Status (continued)

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

10. Transactions With Parties-in-Interest

The Plan holds units of common/collective trust funds managed by Federated Investors Trust Company, the sub-custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2013, the Plan received approximately $1,035,732 in common stock dividends from the Company. The Plan also holds 806,886 shares of United common stock, which had a fair value of $31.45 per share at December 31, 2013.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

11. Subsequent Events

At the close of business on January 31, 2014, United Bankshares, Inc. (United) acquired 100% of the outstanding common stock of Virginia Commerce Bancorp, Inc. (Virginia Commerce), a Virginia corporation headquartered in Arlington, Virginia. In accordance with the Agreement, Virginia Commerce was merged with and into George Mason Bankshares, Inc., a wholly-owned subsidiary of United. At the effective time of the merger, Virginia Commerce ceased to exist and George Mason Bankshares, Inc. survived and continues to exist as a Virginia corporation.

On April 1, 2014, Virginia Commerce’s 401(k) plan was merged into United’s 401 (k) plan, adding $14.74 million which was 22% of the ending year balance. At the time of the merger, Virginia Commerce vested one hundred percent of all accrued benefits provided under Virginia Commerce’s 401(k) plan.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

*	Federated Prime Obligations Fund (cash equivalents)	10 shares	$		$10
	Allianz NFJ Small Cap Value Fund	20,303 shares			695,572
*	Federated Capital Preservation Fund	886,367 shares			8,863,666
*	Federated Income Trust	161,534 shares			1,641,182
*	Federated High Income Bond Fund A	107,550 shares			843,189
*	Federated Kaufmann Small Cap Fund	33,611 shares			947,485
*	Federated Mid Cap Index SS	38,902 shares			1,076,414
*	Federated Max Cap Index Fund	226,872 shares			3,609,531
*	Federated MDT Stock Trust SS	107,975 shares			2,932,595
*	Federated Total Return Bond Fund	208,366 shares			2,269,110
	Goldman Sachs Mid Cap Equity	28,178 shares			1,226,856
	Harbor International Fund Inv	36,340 shares			2,555,779
	Janus Balanced Fund	132,243 shares			3,964,660
	Manning & Napier World Opportunities A	68,235 shares			617,524
	Nationwide Geneva Mid Cap Growth A	96,372 shares			2,841,034
	Oppenheimer Developing Market Fund A	10,697 shares			406,695
	Riverpark/Wedgewood Institutional Fund	290,249 shares			5,122,898
	RS Partners Fund	22,045 shares			883,771
	T. Rowe Price Retirement Fund 2010 Fund-R	24,764 shares			436,829
	T. Rowe Price Retirement Fund 2020 Fund-R	46,186 shares			929,267
	T. Rowe Price Retirement Fund 2030 Fund-R	33,554 shares			748,250
	T. Rowe Price Retirement Fund 2040 Fund-R	22,008 shares			509,035
*	United Bankshares, Inc. Common Stock	806,886 shares		21,822,829	25,376,579

*	Loans to participants (interest rates ranging from 4.25% to 8.75%)				88,739

					$68,586,670

*	Represents a party-in-interest to the Plan.

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4j – Schedule of Reportable Transactions—

Modified Cash Basis

Year Ended December 31, 2013

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common stock	$2,877,213	$3,509,613	$—	$—	$3,325,702	$—	$183,911

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator

June 26, 2014